SHEARMAN & STERLING

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MENLO PARK
NEW YORK
PARIS
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

02015414

SUPPL

February 21, 2002

RECD S.E.C.
FEB 22 2002
080

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed (i) a press release dated February 20, 2002 announcing financial results for 2001-02, (ii) consolidated financial statements for 2001-02 and (iii) financial results as at December 31, 2001.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Manuel A. Orillac

cc: Jean-Marc Bardy, Dominique Barbarin
Air France

AIR FRANCE

Information

Results

Roissy, 20 February 2002

■ FISCAL YEAR 2001-02

Third Quarter (October-December 2001): Air France holds up well with better-than-expected results

- Recovery of traffic with end-of-quarter spurt
- Stable passenger yield
- Operating loss of 112 million euros
- Net loss of 131 million euros

April- December 2001: net profit of 152 million euros

- Turnover: 9.48 billion euros (up 2.2%)
- Operating profit: 213 million euros (down 46.1%)

Full fiscal year 2001-02: targeting an operating profit

Consolidated turnover

(in million euros)	Q3 to 31 December 2001-02	Q3 to 31 December 2000-01	Change	9 months to 31 December 2001-02*	9 months to 31 December 2000-01	Change
Turnover	2,907	3,154	-7.8%	9,488	9,285	+2.2%
EBITDAR	261	302	-13.6%	1,250	1,306	-4.3%
Operating income before aircraft disposals	(114)	(48)	NS	157	329	-52.3%
Operating income after aircraft disposals	(112)	(21)	NS	213	395	-46.1%
Group net income	(131)	32	NS	152	461	-67.0%
Net earnings per share (in €)	(0.59)	0.14	NS	0,70	2.11	-67.0%

*Not on a comparable basis: regional arm (Brit Air, CityJet, Regional) consolidated on 1^{s}April 2001.

Passenger Operations

The tragic events of 11 September severely disrupted Q3 operations.

Passenger traffic gradually recovered in a global context of reduced capacity. Air France suspended its growth strategy and scaled back its capacity to winter 2000 levels, thanks to a well-balanced network enabling it to shift capacity from hardest hit routes to those benefitting from more buoyant traffic. By the end of Q3, traffic had dropped 6.5% for a stable capacity (up 0.5%). Although the load factor fell 5 points to 70.6%, it nevertheless remains one of the best in Europe.

On the strength of a very good performance in the first half of fiscal 2001-02, Air France posted positive results for the first nine months, with capacity up 4.9%, traffic up 1.5%, and a load factor at the high level of 76.4% (down 2.6 points).

Passenger yield per revenue passenger-km held up well both in the 3rd quarter and over the 9-month period.

Cargo traffic suffered both from the economic slowdown in the United States and Asia and from the terrorist attacks. During the third quarter, however, traffic dropped 6.0% in line with capacity (down 5.5%). Over the 9-month period, both traffic and capacity fell 3.1% and 5.9% respectively. In the third quarter, cargo yield per revenue tonne-km resisted well (up 1.8% excluding currency effects), and remained stable throughout the first nine months of the year.

Results

- **Q3 net loss of 131 million euros (October-December 2001)**

Consolidated turnover stood at 2.91 billion euros (down 7.8%) including a contribution of 179.5 million from regional subsidiaries (up 26%).

Cost-cutting measures, together with lower fuel prices, led to a 5.8% reduction in operating expenditure, despite the soaring increase in insurance premiums for war risks (up 21 million euros) and security costs (up 11 million euros).

EBITDAR amounted to 261 million euros (down 13.6%). Air France posted an operating loss for Q3 of 112 million euros against a 21 million-euro loss last year. Aircraft disposals only accounted for 2 million euros in the third quarter compared with 27 million euros at 31 December 2000.

These results do not include State compensation for losses incurred after the shutdown of U.S. airspace following the terrorist attacks of 11 September, as the first instalment (27.8 million euros) was paid in January 2002.

Financial income, following a currency profit of 3 million euros against 83 million in the previous year (including 47 million euros from unrealized gains on debt), dropped from a profit of 59 million euros at 31 December 2000 to a loss of 16 million euros this year.

The Air France Group posted a net loss of 131 million euros against a 32-million-euro profit in the year-earlier period. A substantial portion of the difference is attributable to the currency impact on debt and proceeds from aircraft sales (73 million euros) accounted for last year.

- **Net profit of 152 million euros for first nine months**

Air France posted a consolidated turnover of 9.48 billion euros for the full 9 months, up 2.2% (unchanged on a like-for-like basis).

Operating expenditure came to 9.34 billion euros, representing a 4.1% increase. On a like-for-like basis, this increase was limited to 1.8%. Fuel costs dropped significantly (down 8.6% to 1.15 billion euros), as did aircraft chartering expenses (down 12.1% to 510 million euros) and sales and distribution costs (down 5.2% to 844 million euros).

Air France reduced its unit costs by 1.5% over this period. At constant currency and fuel prices, they remained virtually unchanged (up 0.5%), thereby reflecting the effectiveness of the cost-cutting measures undertaken by the Company.

EBITDAR stood at 1.25 billion euros (down 4.3%).

Prior to aircraft sales, operating income amounted to 157 million euros compared with 329 million last year (down 52.3%). This figure increased to 213 million euros after factoring in 56 million euros in proceeds from aircraft sales (down 46.1%). It should be noted that the negative impact of the terrorist attacks was estimated at 127 million euros for September alone, and that to date Air France has not taken into account the compensation to be awarded by the State for operating losses and the cost of implementing additional security measures.

Operating income per sector breaks down as follows:
- passenger operations generated an operating profit of 96 million euros compared with 287 million euros in the previous year;
- cargo operations showed an operating loss of 4 million euros compared with an operating profit of 45 million euros on 31 December 2000;
- maintenance posted an operating profit of 59 million euros compared with 8 million the previous year;
- the balance, i.e. proceeds from aircraft disposals and other activities, amounted to 62 million euros against 55 million in the year-earlier period.

After factoring in a currency loss of 12 million euros against a 23-million profit at 31 December 2000, financial income dropped from a loss of 36 million euros last year to a loss of 85 million euros this year.

Capital gains on equity disposals came to 22 million euros compared with 94 million in the previous year.

Contributions from equity affiliates amounted to 30 million euros, which was comparable with last year's figures.

After factoring in 8 million euros of income tax and a charge of 12 million euros for amortization of goodwill (against a total of 12 million euros for both items in the previous year), the Group posted a net profit of 152 million euros compared with 461 million at 31 December 2000. A substantial portion of this difference can be accounted for by proceeds from aircraft and financial disposals (78 million euros this year against 160 million last year).

Air France benefits from a healthy balance sheet

Over the first 9 months of the fiscal year, operating cash flow amounted to 858 million euros. Net capital expenditure came to 1.05 billion euros including 545 million euros for the third quarter.

On 31 December 2001, the Group's cash position stood at 1 billion euros with credit lines of 700 million euros.

The financial structure remains very healthy, with consolidated equity of 3.96 billion for a net debt of 3.15 billion euros. This makes for a debt/equity ratio of 0.79, which is comparable with that of 31 March 2001.

Outlook for fiscal 2001-02: targeting an operating profit

The current situation shows a faster-than-expected recovery of traffic during the 3rd quarter, confirmation of this trend in January and the first three weeks of February, combined with a stable yield per revenue passenger-km and a return to last year's level in terms of unit revenue per available seat-km.

Under these circumstances, Air France is now targeting an operating profit for fiscal 2001-02. In addition, it should be noted that the Company expects to receive a total of 60 to 80 million euros in compensation for operating losses and extra costs incurred by additional security measures following the 11 September events.

Contact : Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Site internet : www.airfrance-finance.com

Calendar

- **21 February 2002**: Audio-web conference at 3 pm.
  To hook up, dial 00 44 208 781 0563 (password: Air France).
  To visualize the presentation, key in the following Internet address: http://62.23.9.82/af (password: AFRQ3)

  A recorded version of this conference will be available for 10 days on 00 44 208 288 4459 (code: 614882)

- **7 May 2002:** publication of the Annual Turnover for Fiscal 2001-02 after the stockmarket has closed.

- **8 May 2002:** conference call at 3 pm
  To hook up, dial 00 44 208 781 0563 (password: Air France).

- **28 May 2002**: publication of FY 2001-02 Annual Results after the stockmarket has closed.

FINANCIAL STATEMENTS

Consolidated income statement

In EUR millions

For the nine months ended December 31,	Notes	2001	2000	Year ended March 31, 2001
Operating revenues	2	**9,488**	**9,285**	**12,280**
External expenses	3	(5,692)	(5,606)	(7,490)
Salaries and related costs	4	(2,773)	(2,531)	(3,436)
Taxes other than income tax		(131)	(133)	(154)
Gross operating result		**892**	**1,015**	**1,200**
Depreciation and amortization	5	(740)	(697)	(853)
Gain on disposals of flight equipment, net		56	66	88
Other income and charges, net		5	11	8
Operating income		**213**	**395**	**443**
Restructuring costs		(3)	(4)	(5)
Net financial charges	6	(85)	(36)	(137)
Gain on disposals of subsidiaries and affiliates, net	7	22	94	96
Pre-tax income (loss)		**147**	**449**	**397**
Income tax		(8)	(2)	45
Share in net income of equity affiliates		30	27	45
Amortization of goodwill		(12)	(10)	(62)
Income (loss) before minority interests		**157**	**464**	**425**
Minority interests		(5)	(3)	(4)
NET INCOME (LOSS)		**152**	**461**	**421**
Earnings (loss) per issued share		0.69	2.09	1.91
Earnings (loss) per share				
- basic		0.70	2.11	1.93
- diluted		0.70	2.11	1.93

Consolidated balance sheet

In EUR millions

ASSETS at	12.31.2001	03.31.2001	03.31.2000
Consolidation goodwill	129	133	52
Intangible fixed assets	197	206	212
Flight equipment	7,726	7,269	6,052
Other property and equipment	840	757	686
Investments in equity affiliates	306	276	232
Other investments	230	267	255
Total	**9,428**	**8,908**	**7,489**
Inventory	255	227	160
Trade receivable	1,392	1,549	1,402
Income tax receivable	66	66	18
Other accounts receivable	557	549	385
Marketable securities	1,066	942	1,818
Cash	269	216	94
Total current assets	**3,605**	**3,549**	**3,877**
Total assets	**13,033**	**12,457**	**11,366**

Consolidated balance sheet (continued)

In EUR millions

LIABILITIES AND STOKHOLDERS' EQUITY at	12.31.2001	03.31.2001	03.31.2000
Common stock	1,868	1,868	1,809
Additional paid-in capital	261	261	262
Retained earnings (accumulated deficit)	1,813	1,723	1,395
Cumulative translation adjustment	21	22	19
Stockholders' equity	**3,963**	**3,874**	**3,485**
Minority interests	31	25	22
Stockholders' equity and minority interests	**3,994**	**3,899**	**3,507**
Provisions for liabilities and charges	973	994	1,093
Short and long-term debt and capital leases	4,548	4,073	3,946
Trade payables	1,430	1,557	1,205
Income tax liability	22	19	-
Advance ticket sales	876	872	672
Other payables	1,190	1,043	943
Total liabilities	**9,039**	**8,558**	**7,859**
Total liabilities and stockholders' equity	**13,033**	**12,457**	**11,366**

Statement of movements in stockholders' equity

In EUR millions

Before allocation of income	Number of shares comprising common stock	Common stock	Add'l paid-in capital	Réserves	Translation differences	Stockholders' equity	Minority interests	Stockholders' equity and minority interests
March 31, 1999	**198,482,857**	**1,634**	**18**	**1,042**	**10**	**2,704**	**23**	**2,727**
Issuance of common stock	19,272,492	159	71			230		230
Redemption of bonds redeemable as common stock	2,025,538	16	173			189		189
Translation of subsidiary common stock into euro				(1)	1	-		-
Dividends paid						-	-	-
Translation differences					8	8		8
Current year net income (loss)				354		354	3	357
Changes in scope of consolidation						-	(4)	(4)
March 31, 2000	**219,780,887**	**1,809**	**262**	**1,395**	**19**	**3,485**	**22**	**3,507**
Translation of common stock into euro		59		(59)		-		-
Dividends paid				(34)		(34)		(34)
Offset of stock issue costs			(1)			(1)		(1)
Translation differences					3	3		3
Current year net income (loss)				421		421	4	425
Changes in scope of consolidation						-	(1)	(1)
March 31, 2001	**219,780,887**	**1,868**	**261**	**1,723**	**22**	**3,874**	**25**	**3,899**
Dividends paid				(60)		(60)	(5)	(65)
Offset of merger costs				(2)		(2)		(2)
Translation differences					(1)	(1)		(1)
Current period net income (loss)				152		152	5	157
Changes in scope of consolidation						-	6	6
December 31, 2001	**219,780,887**	**1,868**	**261**	**1,813**	**21**	**3,963**	**31**	**3,994**
Proposed dividends						-		

Consolidated statement of cash flows

In EUR millions

For the nine months ended December 31,	2001	2000	Year ended March 31, 2001
Cash flows from operating activities	**857**	**1,034**	**1,179**
Gross operating result	892	1,015	1,200
Other income (expenses) received (paid)	(21)	(10)	(7)
Foreign exchange gains (losses)	(13)	(27)	(49)
Operating cash flows	**858**	**978**	**1,144**
Changes in working capital	118	209	232
Restructuring expenditure	(10)	(40)	(60)
Interest paid	(149)	(174)	(238)
Interest received	46	63	103
Income tax paid (received)	(6)	(2)	(2)
Cash flows from investing activities	**(1,055)**	**(986)**	**(1,607)**
Acquisitions of subsidiaries	(27)	(145)	(161)
Purchase of tangible and intangible fixed assets	(1,275)	(1,172)	(1,882)
Disposals of subsidiaries	60	117	117
Proceeds on disposal of tangible and intangible assets	181	194	285
Dividends received	6	20	34
Cash flows from financing activities	***550***	**(4)**	**399**
New debts	729	182	387
Repayments of debts	(118)	(445)	(655)
Repayments of capital lease obligations	(126)	(77)	(124)
Net decrease (increase) in loans	(7)	(108)	(66)
Net decrease (increase) in short-term investments	137	482	895
Dividends paid	(65)	(38)	(38)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**352**	**44**	**(29)**
Opening cash and cash equivalents	310	339	339
Closing cash and cash equivalents	662	383	310

NOTES TO THE FINANCIAL STATEMENTS

1. CHANGES IN THE SCOPE OF CONSOLIDATION

As of December 31, 2001, The Group comprised 54 companies, of which 38 are fully consolidated, the remaining 16 companies are equity affiliates. The list of companies within the scope of consolidation is shown in note 9.

During this period, the changes in scope of consolidation were due, on the one hand, to the first integration of 24 subsidiaries of Servair and Fréquence Plus, previously not consolidated and, in other hand, five companies acquired or created by Servair were consolidated for the first time (Special Meal Catering, Acsair and Pmair fully consolidated and Flying Food Miami and Flying Food San Fransisco, equity method). The profit and loss effect of this first integration is not material.

2. INFORMATION BY ACTIVITY AND GEOGRAPHICAL AREA

2.1 - Information by sector of activity

In EUR millions

For the nine months ended December 31,	2001		2000	
	Operating revenues	Operating income	Operating revenues	Operating income
Passenger	7,870	96	7,564	287
Cargo	1,086	(4)	1,152	45
Maintenance	415	59	416	8
Others	117	62	153	55
Total	**9,488**	**213**	**9,285**	**395**

2.2 - Analysis of operating revenues by geographical area of sale

In EUR millions

For the nine months ended December 31, 2001			Caribbean										
	Metropolitan France		French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Scheduled passenger	3,382	(47.1%)	253	(3.5%)	1,473	(20.5%)	410	(5.7%)	1,073	(14.9%)	600	(8.3%)	7,191
Other passenger revenues	432	(63.6%)	21	(3.1%)	107	(15.8%)	29	(4.3%)	56	(8.2%)	34	(5.0%)	679
Total passenger	**3,814**	(48.5%)	**274**	(3.5%)	**1,580**	(20.0%)	**439**	(5.6%)	**1,129**	(14.3%)	**634**	(8.1%)	**7,871**
Cargo	262	(27.8%)	30	(3.2%)	232	(24.6%)	58	(6.2%)	137	(14.6%)	222	(23.6%)	941
Other cargo revenues	103	(71.0%)	3	(2.1%)	14	(9.7%)	3	(2.1%)	15	(10.3%)	7	(4.8%)	145
Total cargo	**365**	(33.6%)	**33**	(3.0%)	**246**	(22.7%)	**61**	(5.6%)	**152**	(14.0%)	**229**	(21.1%)	**1,087**
Maintenance	415	(100.0%)	-		-		-		-		-		415
Others	104	(88.9%)	13	(11.1%)	-		-		-		-		117
Total	**4,698**	(49.5%)	**320**	(3.4%)	**1,826**	(19.2%)	**500**	(5.3%)	**1,281**	(13.5%)	**863**	(9.1%)	**9,489**

In EUR millions

For the nine months ended December 31, 2000					Caribbean								
	Metropolitan France		French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Scheduled passenger	3,057	(44.7%)	205	(3.0%)	1,415	(20.7%)	359	(5.2%)	1,140	(16.7%)	661	(9.7%)	6,837
Other passenger revenues	523	(71.9%)	23		84	(11.5%)	24	(3.3%)	42	(5.8%)	31	(4.3%)	727
Total passenger	**3,580**	(47.3%)	**228**	(3.0%)	**1,499**	(19.8%)	**383**	(5.1%)	**1,182**	(15.6%)	**692**	(9.2%)	**7,565**
Cargo	253	(25.0%)	28	(2.8%)	228	(22.5%)	58	(5.7%)	143	(14.1%)	303	(29.9%)	1,013
Other cargo revenues	88	(63.3%)	3	(2.2%)	22	(15.8%)	3	(2.2%)	19	(13.6%)	4	(2.9%)	139
Total cargo	**341**	(29.6%)	**31**	(2.7%)	**250**	(21.7%)	**61**	(5.3%)	**162**	(14.1%)	**307**	(26.6%)	**1,153**
Maintenance	416	(100.0%)	-		-		-		-		-		416
Others	153	(100.0%)	-		-		-		-		-		153
Total	**4,490**	(48.3%)	**259**	(2.8%)	**1,749**	(18.8%)	**444**	(4.8%)	**1,344**	(14.5%)	**999**	(10.8%)	**9,286**

2.3 - Analysis of traffic revenues by geographical area of destination

In EUR millions

For the nine months ended December 31, 2001			Caribbean										
	Metropolitan France		French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Scheduled passenger	1,553	(21.6%)	678	(9.4%)	1,924	(26.6%)	699	(9.7%)	1,486	(20.7%)	851	(11.8%)	7,191
Cargo	21	(2.2%)	111	(11.8%)	57	(6.1%)	98	(10.4%)	322	(34.2%)	332	(35.3%)	941
Total	**1,574**	(19.4%)	**789**	(9.7%)	**1,981**	(24.4%)	**797**	(9.8%)	**1,808**	(22.2%)	**1,183**	(14.5%)	**8,132**

In EUR millions

For the nine months ended December 31, 2000			Caribbean										
	Metropolitan France		French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Scheduled passenger	1,343	(19.7%)	564	(8.2%)	1,836	(26.9%)	609	(8.9%)	1,602	(23.4%)	883	(12.9%)	6,837
Cargo	23	(2.3%)	99	(9.8%)	62	(6.1%)	84	(8.3%)	346	(34.1%)	399	(39.4%)	1,013
Total	**1,366**	(17.4%)	**663**	(8.5%)	**1,898**	(24.2%)	**693**	(8.8%)	**1,948**	(24.8%)	**1,282**	(16.3%)	**7,850**

3. EXTERNAL EXPENSES

In EUR millions

	With a current group structure			With a constant group structure		
For the nine months ended December 31,	**2001**	**2000**	**Variation**	**2001**	**2001**	**Variation**
Aircraft fuel	1,152	1,261	-8.6%	1,118	1,252	-10.7%
Chartering costs	510	580	-12.1%	564	592	-4.7%
Aircraft operating lease costs	358	291	23.0%	315	270	16.7%
Landing fees and en route charges	667	614	8.6%	633	604	4.8%
Catering	248	243	2.1%	240	241	-0.4%
Handling charges and other operating costs	571	518	10.2%	541	507	6.7%
Aircraft maintenance costs	476	441	7.9%	424	424	0.0%
Commercial and distribution costs	844	890	-5.2%	854	881	-3.1%
Other external expenses	866	768	12.8%	844	757	11.5%
Total	**5,692**	**5,606**	**1.5%**	**5,533**	**5,528**	**0.1%**

4. SALARIES AND NUMBER OF EMPLOYEES

4.1 - Salaries and related costs

In EUR millions

	With a current group structure			With a constant group structure		
For the nine months ended December 31,	**2001**	**2000**	**Variation**	**2001**	**2000**	**Variation**
By cost category						
Wages and salaries	2,028	1,860	9.0%	1,940	1,840	5.4%
Pension contributions	185	164	12.8%	178	163	9.2%
Social security contributions	560	507	10.5%	535	502	6.6%
Total	**2,773**	**2,531**	**9.6%**	**2,653**	**2,505**	**5.9%**
By geographical area						
France	2,575	2,341	10.0%	2,463	2,318	6.3%
Overseas territories	13	12	8.3%	13	12	8.3%
Abroad	185	178	3.9%	177	175	1.1%
Total	**2,773**	**2,531**	**9.6%**	**2,653**	**2,505**	**5.9%**

4.2 - Average number of employees

	With a current group structure			With a constant group structure		
For the nine months ended December 31,	**2001**	**2000**	**Variation**	**2001**	**2000**	**Variation**
Total	**71,011**	**63,669**	**11.5%**	**69,026**	**63,537**	**8.6%**
Fligth deck crew	4,872	4,207	15.8%	4,872	4,207	15.8%
Cabin crew	12,943	11,142	16.2%	12,943	11,142	16.2%
- of which employed in Franc	*12,672*	*10,859*	*16.7%*	*12,672*	*10,859*	*16.7%*
- of which employed in Oversea territori	*271*	*283*	*-4.2%*	*271*	*283*	*-4.2%*
Groundstaff	53,196	48,320	10.1%	51,211	48,188	6.3%
- of which employed in Franc	*47,214*	*42,822*	*10.3%*	*45,375*	*42,690*	*6.3%*
- of which employed in Oversea territories and abro	*5,982*	*5,498*	*8.8%*	*5,836*	*5,498*	*6.1%*
Management	8,593	7,682	11.9%	8,500	7,670	10.8%
Supervisors	19,321	18,024	7.2%	19,173	17,949	6.8%
Other staff	25,282	22,614	11.8%	23,538	22,569	4.3%
Pilots and cabin crew	16,885	14,561	16.0%	16,885	14,561	16.0%
Instructors	608	481	26.4%	608	481	26.4%
Management	322	307	4.9%	322	307	4.9%

5. DEPRECIATION AND AMORTIZATION

In EUR millions

	With a current group structure			With a constant group structure		
For the nine months ended December 31,	**2001**	**2000**	**Variation**	**2001**	**2000**	**Variation**
Net charge to depreciation/amortization	*728*	*678*	*7.4%*	*698*	*676*	*3.3%*
- Intangible fixed assets	28	23	21.7%	28	23	21.7%
- Flight equipment	600	562	6.8%	576	561	2.7%
- Other property, plant and equipment	100	93	7.5%	94	92	2.2%
Net charge to operating provisions	*12*	*19*	*-36.8%*	*7*	*7*	*0.0%*
- Fixed assets	-	-	-	-	-	-
- Inventories	5	(1)	-	5	(1)	-
- Trade receivable	16	13	-	3	13	-
- Liabilities and charges	(9)	7	-	(1)	(5)	-
Total	**740**	**697**	**6.2%**	**705**	**683**	**3.2%**

6. NET FINANCIAL CHARGES

In EUR millions

	With a current group structure			With a constant group structure		
For the nine months ended December 31,	**2001**	**2000**	**Variation**	**2001**	**2000**	**Variation**
Financial expenses	***(132)***	***(132)***	***0.0%***	***(115)***	***(131)***	***-12.2%***
- Loan interest	(76)	(91)	-16.5%	(70)	(91)	-23.1%
- Lease interest	(78)	(59)	32.2%	(68)	(58)	17.2%
- Capitalized interest	25	22	13.6%	25	22	13.6%
- Other financial expenses	*(3)*	*(4)*	*-25.0%*	*(2)*	*(4)*	*-50.0%*
Financial income	***55***	***78***	***-29.5%***	***63***	***79***	***-20.3%***
- Interest on securities	24	48	-50.0%	24	48	-50.0%
- Net gains on securities	10	7	42.9%	10	7	42.9%
- Other financial income	21	23	-8.7%	29	24	20.8%
Net charges	**(77)**	**(54)**	**42.6%**	**(52)**	**(52)**	**0.0%**
Foreign exchange losses, ne	*(12)*	*23*	-	*(16)*	*25*	-
Net (charge) release to provision	*4*	*(5)*	-	*4*	*(4)*	-
Total	**(85)**	**(36)**	**136.1%**	**(64)**	**(31)**	**106.5%**

7. GAIN ON DISPOSALS OF SUBSIDIARIES AND AFFILIATES, NET

During the nine months period ended December, 2001, the Group sold the France Telecom shares that it received in return for its participating interest in Equant N.V, resulting in a profit of EUR 23 million.

During the nine months period ended December, 2000, Société Air France sold some of its Amadeus GTD securities in consideration for EUR 95 million. The consolidated net income from this operation resulted in a profit of EUR 89 million.

8. SUBSEQUENT EVENTS REVIEW

In January 2001, the European commission authorized french State to grant national aid to companies in respect of the damages incurred :

- operating losses in the days which followed the tragic events of September 11, as operations came to a standstill after the US airspace was closed,
- additional security costs.

The amount of this State aid expected by Air France during the first quarter of year 2002 will range from EUR 60 million to EUR 80 million and will be record during the last quarter of this fiscal year.

9. SCOPE OF CONSOLIDATION

	Address	SIREN	Stock	% Holding	% Control	Method	Year end
AMADEUS FRANCE	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	348 702 457	1,600 €	74	66	Fully consolidated	Mar-31
AMADEUS GLOBAL TRAVEL DISTRIBUTION	Salvador de Madariaga 1 28046 Madrid - Spain	Foreign	33,437,000 €	23	36	Equity method	Dec-31
AMADEUS FRANCE SERVICES	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	356 305 326	2,680,016 €	42	57	Fully consolidated	Mar-31
CRMA	ZA de la Clef de Saint-Pierre BP 10F 78996 Elancourt	312 139 215	1,300,000 €	100	100	Fully consolidated	Mar-31
FREQUENCE PLUS	51/59 avenue Ledru Rollin 94 200 Ivry sur Seine	347 944 259	2,288,000 €	100	100	Fully consolidated	Mar-31
GIE ITAB 320	45, rue de Paris 95747 Roissy CDG Cedex	347 907 636	-	100	100	Fully consolidated	Mar-31
HEATHROW CARGO HANDLING	Building 558-Shoreham road West Heathrow Airport - Hounslow MIDDX TW6 3RN-Great Britain	Foreign	800,000 gbp	50	50	Equity method	Dec-31
SOCIETE D'EXPLOITATION AEROPOSTALE	30 rue des Voyelles - BP 10737 Zone Fret 4 95726 Roissy CDG Cedex	340 097 633	6,097,961 €	100	100	Fully consolidated	Mar-31
SODEXI	14 rue des Voyelles - BP 10301 Bat. AFE 3512 - Zone Fret 4 95703 Roissy CDG Cedex	347 960 825	2,286,735 €	60	60	Fully consolidated	Mar-31
AIR FRANCE FINANCE sub-group							
AIR FRANCE FINANCE	45, rue de Paris 95747 Roissy CDG Cedex	341 178 697	153,272,000 €	100	100	Fully consolidated	Mar-31
AIR AUSTRAL	BP 611 97473 Saint Denis de la Réunion	323 650 945	1,674,000 €	36	36	Equity method	Mar-31
AIR FRANCE FINANCE IRELAND	69/71 st Stephen's Green Dublin 2 Ireland	Foreign	3,502,508 usd	100	100	Fully consolidated	Dec-31
AIR FRANCE PARTNAIRS LEASING NV	130 Schottegatweg Oost Curaçao- Dutch West Indies	Foreign	60,209,180 usd	45	45	Equity method	Dec-31
BRIT AIR	Aéroport BP 156 29 204 Morlaix	927 350 363	23,483,376 €	100	100	Fully consolidated	Mar-31
CITY JET	The Atrium - Terminal Building Dublin Airport - Ireland	Foreign	5,079,968 €	100	100	Fully consolidated	Mar-31
ICARE	Aéroport BP 156 29 204 Morlaix	380 582 348	1,035,488 €	98	98	Fully consolidated	Mar-31
PROTEUS DEVELOPPEMENT	Aéroport de Dijon Bourgogne 21 600 Longvic	399 132 554	5,559,063 €	100	100	Fully consolidated	Mar-31
PROTEUS FINANCE	Zone industrielle La Plaine - BP 134 42 163 Andrezieux	428 865 141	40,000 €	100	100	Fully consolidated	Mar-31
REGIONAL COMPAGNIE AERIENNE EUROPEENNE	Aéroport de Nantes Atlantique 44 340 Bouguenais	335 351 920	18,400,639 €	100	100	Fully consolidated	Mar-31
SOCIETE D'EXPLOITATION AERONAUTIQUE	45,rue de Paris 95747 Roissy CDG Cedex	379 316 276	38,112 €	100	100	Fully consolidated	Mar-31
SERVAIR sub-group							
SERVAIR (Cie d'exploitation des services auxiliaires aériens)	4 place de Londres Roissypole 95727 Roissy CDG Cedex	722 000 395	52,386,208 €	88	88	Fully consolidated	Dec-31
ACNA	Bât. 3416 Modules 100 et 200 BP 10605 95724 Roissy CDG Cedex	382 587 558	205,000 €	88	100	Fully consolidated	Dec-31
ACSAIR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	437 568 702	1,500,000 €	88	100	Fully consolidated	Dec-31
AFRIQUE CATERING	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	403 236 714	150,000 €	45	51	Fully consolidated	Dec-31
AIR CHEF	Via Venezia Guilia 5/a Milano Italy	Foreign	1,000,000 €	28	32	Equity method	Dec-31
ALPHA AIRPORTS GROUP PLC	Europa House - 804 Bath road Cranford Middlesex TW5 9US Great Britain	Foreign	17,068,000 gbp	24	27	Equity method	Jan-31
BRUNEAU PREGORIER	15 rue de la Grande Borne 77990 Le Mesnil Amelot	572 139 377	1,365,500 €	88	100	Fully consolidated	Dec-31

	Address	SIREN	Stock	% Holding	% Control	Method	Year end
CARBAG	12 chemin des glirettes 95000 Le Thillay	382 587 558	10,000 €	88	100	Fully consolidated	Dec-31
CENTRE DE PRODUCTION ALIMENTAIRE	16 rue de la Grande Borne 77990 Le Mesnil Amelot	380 885 129	1,500,000 €	88	100	Fully consolidated	Dec-31
CULIN'AIR PARIS	8 rue des acacias 77230 Villeneuve sous Dammartin	430 048 959	914,760 €	49	56	Fully consolidated	Dec-31
DAKAR CATERING	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	215,000,000 cfa	43	49	Equity method	Dec-31
EUROPEAN CATERING SERVICES	The Corporation Trust Company 1209 Orange Street Wilmington DE 19801 USA	Foreign	440,000 usd	88	100	Fully consolidated	Dec-31
FLYING FOOD CATERING	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	920,000 usd	43	49	Equity method	Dec-31
FLYING FOOD MIAMI	1650 N.W - 70 th Avenue Miami, Florida 33299 USA	Foreign	6,000,000 usd	43	49	Equity method	Dec-31
FLYING FOOD SAN FRANCISCO	810 Malcom Road Burlingame California 94010 USA	Foreign	3,000,000 usd	39	44	Equity method	Dec-31
FLYING FOOD SERVICES	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	450,000 usd	43	49	Equity method	Dec-31
JET CHEF	Zone d'aviation d'affaires 93350 Aéroport du Bourget	382 587 541	380,000 €	88	100	Fully consolidated	Dec-31
LOME CATERING SA	Aéroport de Lomé BP 3688 Lome - TOGO	Foreign	100,000,000 cfa	16	35	Equity method	Dec-31
MACAU CATERING SERVICES	Catering Building Macau International Airport Pac On Taipa - MACAU	Foreign	16,000,000 mop	15	34	Equity method	Dec-31
ORLY AIR TRAITEUR	1 rue du Pont des Pierres 91320 Wissous	384 030 680	700,000 €	89	100	Fully consolidated	Dec-31
PASSERELLE	Route du Midi Bât. 3441 - BP 10605 95724 Roissy CDG Cedex	433 032 828	7,500 €	88	100	Fully consolidated	Dec-31
PMAIR	Bât. 3416 - Route du Midi 93290 Tremblay	437 927 882	8,000 €	45	51	Fully consolidated	Dec-31
SEREP	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	30,600,000 cfa	29	33	Equity method	Dec-31
SERVAIR EUREST	Avenida 11 de Septiembre Poligono Mas Blau 08820 El Prat de Llobregat Barcelona - Spain	Foreign	710,798 €	31	35	Equity method	Dec-31
SERVAIR SATS	PO Box 3 Singapoure Changi Airport 918141 SINGAPORE	Foreign	1,040,000 sgd	45	51	Fully consolidated	Dec-31
SERVANTAGE	12 chemin des glirettes 95000 Le Thillay	424 657 179	37,500 €	88	100	Fully consolidated	Dec-31
SESAL	Aéroport Léon Mba PO Box 20303 Libreville - Gabon	Foreign	250,000,000 cfa	35	40	Equity method	Dec-31
SOCIETE IMMOBILIERE AEROPORTUAIRE	4 place de Londres Roissypole 95726 Roissy CDG Cedex	722 003 795	1,905,000 €	88	100	Fully consolidated	Dec-31
SKYCHEF	International Airport PO Box 450 Victoria - Point Laure Mahe Seychelles	Foreign	312,500 scr	48	55	Fully consolidated consolidated	Mar-31
SKYLOGISTIC	BP 121 69125 Lyon St Exupéry Aéroport	423 049 089	37,500 €	88	100	Fully consolidated	Dec-31
SOGRI	Aéroport de Cayenne Rochambeau 97351 Matoury	320 750 763	225,000 €	79	90	Fully consolidated	Dec-31
SORI	Zone de fret Nord Aéroport Pôle Caraïbes 97139 Abymes	322 055 187	50,000 €	44	50	Fully consolidated	Dec-31
SPECIAL MEALS CATERING	16 rue de la Grande Borne 77990 Le Mesnil Amelot	429 627 474	7,500 €	88	100	Fully consolidated	Dec-31

AIR FRANCE

RESULTS AS AT 31 DECEMBER

(in millions of euros)		3 months ended December 31 **2001**	2000	change	9 months ended December 31 **2001**	2000	change
Total operating revenue		**2,907**	3,154	-7.8%	**9,488**	9,285	2.2%
EBITDAR		**261**	302	-13.6%	**1,250**	1,306	-4.3%
As a percentage of operating revenue	%	***9.0%***	*9.6%*		***13.2%***	*14.1%*	
Operating income		**-112**	-21	ns	**213**	395	-46.1%
As a percentage of operating revenue	%	***-3.9%***	*-0.7%*		***2.2%***	*4.3%*	
Net income (loss)		**-131**	32	-509.4%	**152**	461	-67.0%
		-4.5%	*1.0%*		***1.6%***	*5.0%*	
(in euros) Earnings per share		**-0.59**	0.14		**0.70**	**2.11**	
Number of shres (in million)		219.8			219.8		

AIR FRANCE - CONSOLIDATED P&L

En millions d'euros	On a current basis						Like-for-like					
	3rd Quarter (October to December)			9 months (April to December)			3rd Quarter (October to December)			9 months (April to December)		
	31/12/2001	31/12/2000	change	31/12/2001	31/12/2000	change	31/12/2001	31/12/2000	change	31/12/2001	31/12/2000	change
Operating revenues												
Scheduled passenger	2,146	2,290	-6.3%	7,191	6,837	5.2%	2,145	2,300	-6.7%	6,850	6,756	1.4%
Other passenger revenues	196	236	-16.9%	679	727	-6.6%	196	225	-12.9%	718	712	0.8%
Total passenger	*2,342*	*2,526*	*-7.3%*	*7,870*	*7,564*	*4.0%*	*2,341*	*2,525*	*-7.3%*	*7,568*	*7,468*	*1.3%*
Cargo	345	377	-8.5%	941	1,013	-7.1%	344	377	-8.8%	940	1,013	-7.2%
Other cargo revenues	46	49	-6.1%	145	139	4.3%	47	48	-2.1%	146	134	9.0%
Total Cargo	*391*	*426*	*-8.2%*	*1,086*	*1,152*	*-5.7%*	*391*	*425*	*-8.0%*	*1,086*	*1,147*	*-5.3%*
Maintenance	134	149	-10.1%	415	416	-0.2%	134	149	-10.1%	415	416	-0.2%
Others	40	53	-24.5%	117	153	-23.5%	34	53	-35.8%	96	153	-37.3%
Total operating revenues	**2,907**	**3,154**	**-7.8%**	**9,488**	**9,285**	**2.2%**	**2,900**	**3,152**	**-8.0%**	**9,165**	**9,184**	**-0.2%**
Operating charges												
Aircraft fuel	(353)	(511)	-30.9%	(1,152)	(1,261)	-8.6%	(353)	(511)	-30.9%	(1,118)	(1,252)	-10.7%
Chartering costs	(133)	(195)	-31.8%	(510)	(580)	-12.1%	(133)	(195)	-31.8%	(564)	(592)	-4.7%
Landing fees & en route charges	(216)	(210)	2.9%	(667)	(614)	8.6%	(216)	(210)	2.9%	(633)	(604)	4.8%
Catering	(69)	(71)	-2.8%	(248)	(243)	2.1%	(70)	(71)	-1.4%	(240)	(241)	-0.4%
Handling charges & other operating costs	(173)	(187)	-7.5%	(571)	(518)	10.2%	(178)	(187)	-4.8%	(541)	(507)	6.7%
Aircraft maintenance costs	(159)	(163)	-2.5%	(476)	(441)	7.9%	(159)	(163)	-2.5%	(424)	(424)	0.0%
Commercial & distribution costs	(261)	(306)	-14.7%	(844)	(890)	-5.2%	(266)	(305)	-12.8%	(854)	(881)	-3.1%
Other external expenses	(309)	(284)	8.8%	(866)	(768)	12.8%	(315)	(284)	10.9%	(844)	(757)	11.5%
Salaries & related costs	(934)	(879)	6.3%	(2,773)	(2,531)	9.6%	(922)	(879)	4.9%	(2,653)	(2,505)	5.9%
Taxes other than income tax	(39)	(46)	-15.2%	(131)	(133)	-1.5%	(38)	(46)	-17.4%	(116)	(130)	-10.8%
Gross operating result before aircraft	**261**	**302**	**-13.6%**	**1,250**	**1,306**	**-4.3%**	**250**	**301**	**-16.9%**	**1,178**	**1,291**	**-8.8%**
Aircraft operating lease costs	(119)	(116)	2.6%	(358)	(291)	23.0%	(119)	(116)	2.6%	(315)	(270)	16.7%
Gross operating result	**142**	**186**	**-23.7%**	**892**	**1,015**	**-12.1%**	**131**	**185**	**-29.2%**	**863**	**1,021**	**-15.5%**
Depreciation & amortization	(257)	(241)	6.6%	(740)	(697)	6.2%	(255)	(230)	10.9%	(707)	(683)	3.5%
Gain on disposal of flight equipment, net	2	27	-92.6%	56	66	-15.2%	1	26	-96.2%	55	65	-15.4%
Other income and charges, net	1	7	-85.7%	5	11	-54.5%	7	(3)	-333.3%	6	1	500.0%
Operating income	**(112)**	**(21)**	**433.3%**	**213**	**395**	**-46.1%**	**(116)**	**(22)**	**427.3%**	**217**	**404**	**-46.3%**
Restructuring costs	**(1)**	**(3)**	**-66.7%**	**(3)**	**(4)**	**-25.0%**	**(1)**	**(4)**	**-75.0%**	**(6)**	**(5)**	**20.0%**
Financial income	18	29	-37.9%	55	78	-29.5%	18	30	-40.0%	63	79	-20.3%
Financial expenses	(44)	(51)	-13.7%	(132)	(132)	0.0%	(44)	(52)	-15.4%	(115)	(131)	-12.2%
Foreign exchange losses, net	3	83	-96.4%	(12)	23	-152.2%	4	83	-95.2%	(16)	25	-164.0%
Net (charge) release to provisions	7	(2)	-450.0%	4	(5)	-180.0%	7	(2)	-450.0%	4	(4)	-200.0%
Net financial charges	**(16)**	**59**	**-127.1%**	**(85)**	**(36)**	**136.1%**	**(15)**	**59**	**-125.4%**	**(64)**	**(31)**	**106.5%**
Gain on disposals of subsidiaries and affiliates	(1)	4	-125.0%	22	94	-76.6%	(1)	5	-120.0%	22	95	-76.8%
Pretax income (loss)	**(130)**	**39**	**-433.3%**	**147**	**449**	**-67.3%**	**(133)**	**38**	**-450.0%**	**169**	**463**	**-63.5%**
Income tax	(3)	(3)	0.0%	(8)	(2)	300.0%	(3)	(2)	50.0%	(6)	(4)	50.0%
Share in net income of equity affiliates	7	4	75.0%	30	27	11.1%	7	3	133.3%	26	28	-7.1%
Amortization of goodwill	(4)	(6)	-33.3%	(12)	(10)	20.0%	(4)	(6)	-33.3%	(5)	(6)	-16.7%
Income (loss) before minority interests	**(130)**	**34**	**-482.4%**	**157**	**464**	**-66.2%**	**(133)**	**33**	**-503.0%**	**184**	**481**	**-61.7%**
Minority interests	(1)	(2)	-50.0%	(5)	(3)	66.7%	(1)	(2)	-50.0%	(3)	(3)	0.0%
NET INCOME (LOSS)	**(131)**	**32**	**-509.4%**	**152**	**461**	**-67.0%**	**(134)**	**31**	**-532.3%**	**181**	**478**	**-62.1%**

FLEET AS AT 31 DECEMBER 2001

	as at 30 Sep 01	Entries	Retrials	as at 31 Dec 01
AIR FRANCE FLEET				
B737-200	2[1]		-2	0
B737-300	9			9
B737-500	27			27
A319	32	4		36
A320	61			61
A321	15			15
Medium-haul	**146**	**4**	**-2**	**148**
A310-200	5			5[1]
A310-300	4			4[2]
A330-200		2		2
A340-300	22			22
B767-300	5			5
B777-200	17	2		19
B747-200	10		-1	9
B747-300	4			4
B747-400	13			13
Long-haul	**80**	**4**	**-1**	**83**
Concorde	**5**[2]			**5**[3]
Cargos - B747-200 F	**11**	1		**12**
Total AF fleet	**242**	**9**	**-3**	**248**
of which operating fleet	*235*			*241*
REGIONAL FLEET				
Brit Air				
ATR 42	5		-1	4
ATR 72	2			2
Canadair Jet 100	20			20
Canadair Jet 700	4			4
Fokker 100	8			8
	39		**-1**	**38**
City Jet				
BAE 146	**11**			**11**
	11			**11**
Régional				
Beech 1900	18			17[4]
Embraer 120	17	1		18
Embraer RJ 135	9			9
Embraer RJ 145	24			24
Fokker 100	2	1		3
Saab 2000	8			8
Beech 200	1		-1	0
	79	**2**	**-2**	**79**
Total regional fleet	**129**	**2**	**-3**	**128**
of whichopertaing fleet	*129*			*125*
AEROPOSTALE FLEET				
Boeing 737-300	**5**		-1	**4**

(1) of which 2 B737-200 not operated
(2) of which 5 Concordes not operated

(1) of which 4 A310-200 not operated
(2) of which 1 A310-300 not operated
(3) of which 2 Concordes not operated
(4) of which 3 Beech not operated